Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

May 17, 2010

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:           202-772-9349

Re: Havaya Corp.
Registration Statement on Form S-1 - Amendment No. 1
File No. 333-165083
Originally Filed February 26, 2010

Dear Mr. Mancuso:

Havaya Corp. (“Havaya”) acknowledges receipt of the letter dated March 24, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Havaya is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Fee Table

1.           Please clarify whether you calculated the fee based on Rule 457(a) or Rule 457(o).

Response:  Revised.  We revised the fee table to clarify that the registration fee previously paid by Havaya was based on Rule 457(a).  See the Amended Draft cover page.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Prospectus Cover

2.
Please reconcile your statement in the first paragraph that you have set a $.02 per share offering price with your statement in the third paragraph that you “currently expect” a $.02 per share offering price.

Response:  Revised.  The initial offering price for our shares will be $.02. Selling Shareholders are offering their shares of our common stock at $.02 per share until Havaya’s shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices on a "best efforts" basis.  See the Amended Draft cover page.

Corporate Background, page 5

3.
If you do not have rights to the formula or technology in a teeth whitening kit, please revise your references here and throughout your document to “our” kits to make clear, if true, that you intend to resell another company’s product under your name.

Response:   Revised.  We have revised the references throughout the document to “our” kits to make clear that Havaya intends to execute an agreement with one or more tooth whitening kit manufacturers for the supply of tooth whitening kits at wholesale prices to be resold by Havaya under Havaya’s brand labeling and packaging.  See the Amended Draft

4.	If you plan to use a third party to distribute the kits, please revise the statement that “we” plan to distribute to remove the implication to the contrary.

Response:  Revised.  We have revised the Corporate Background section of the document to clarify that Havaya plans to use a third party fulfillment services provider to distribute the kits.  See the Amended Draft.

Risk Factors, page 8

5.
If your assets are or will be held outside of the United States, please include appropriate risk factor disclosure concerning the ability of shareholders to enforce their legal rights under United States securities laws.

Response:  Revised.  We have revised Risk Factor Number 8 in the document to include appropriate risk factor disclosure concerning the ability of shareholders to enforce their legal rights under United States securities laws in the event Havaya’s assets will be held outside of the United States.  See the Amended Draft.

Future Regulation, page 11

6.	Please tell us the authority on which you rely to conclude that your suppliers are responsible for your compliance with regulation.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Response:  Revised.  We have revised the document to clarify that Havaya intends for its contracts with its proposed suppliers to require the suppliers to comply with all FDA regulations. See the Amended Draft.

7.
With a view toward clarified disclosure, please tell us whether regulations affect the labeling and claims that you make about the product that you intend to market.  Also tell us whether you are subject to record keeping and adverse event reporting regarding the product you will market. If you are subject to such regulations, please tell us the consequences of any non-compliance.

Response:  Revised.  We have revised the document to add disclosure regarding the FDA’s labeling regulations for cosmetic products.  See new Risk Factor Number 14 and the Business section in the Amended Draft.

We need to retain key personnel to support our services and ongoing operations, page 12

8.	Please reconcile your disclosure on page 12 concerning the continued services of needed key employees with your disclosure on page 38 that you do not have any employees.

Response:  Revised.  We have revised the document to clarify that we require the continued services of our current officers and we will need to hire key employees.  See the Amended Draft.

We may be unable to protect our brand name, page 13

9.
We note your disclosure on page 22 that you intend to use the Havaya brand labeling on your products. With a view to disclosure, please tell us whether you have researched the viability of registering a trademark for the “Havaya” name in the United States, or other jurisdictions, as applicable and the results of any such research.

Response:  We have researched the availability of the trademark “Havaya,” and the name “Havaya” is available for registration with the USPTO.

We may incur losses as a result of claims, page 13

10.	With a view toward disclosure, please tell us the history of the claims made related to the products that you are currently negotiating to resell under your name.

Response:  Revised.  We are not aware of any claims having been made against the products that Havaya is currently negotiating to resell under its name.  We have revised the risk factor in the document to include additional disclosure regarding the general nature of claims that may be brought.  See the Amended Draft.

An unsuccessful material strategic transaction, page 14

11.	Please tell us the status of all plans regarding acquisitions or joint ventures. Also tell us whether a primary purpose of your company is to engage in such a transaction.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Response:  We have no current intention to enter into any of these types of transactions prior to ramping up sales of our intended product, and currently no proposals or negotiations are contemplated.  To engage in such a transaction is not the primary purpose of Havaya.

State securities laws, page 15

12.
With a view toward clarifying your statement that there can be no assurance that you will be successful in registering or qualifying your stock under state laws, please tell us in which states you are seeking to register or qualify and what hurdles remain until you know whether you will be successful.

Response:  We are not currently seeking to register or qualify our stock in any State.

Should our stock become listed…, page 16

13.
Please reconcile your statement that you are seeking to become a “reporting issuer [] under Section 12 of the Securities Exchange Act of 1934” with your statement on page 12 that you will “voluntarily” make available a form 10-K. Also tell us when you plan to file a registration statement to register a class of your securities under Section 12 of the Exchange Act.

Response:  Revised. We have revised the document to delete the word “voluntarily” from the statement on page 38 and we plan to register our securities under Section 12 of the Exchange Act as soon as practical after the registration statement becomes effective.  See the Amended Draft.

14.
Please revise the second sentence to clarify whether you currently have sufficient resources to comply with your obligations under the federal securities laws. If you do not have such resources please:

•	Promptly highlight in your document the resulting lack of information that will be available to investors; and
•
Provide us your analysis supporting your conclusion regarding whether acceleration of the effective date of this registration statement would be in the public interest and consistent with the protection of investors per rule 461, supporting your conclusion regarding whether acceleration of the effective date of this registration statement would be in the public interest and consistent.

Response:  Revised. In accordance with the Staff’s comments, we have revised the document to state that Havaya currently has sufficient resources to comply with its disclosure obligations under the federal securities laws.  See the Amended Draft.

Determination of the offering price, page 17

15.
Please reconcile your statement that the offering price was determined arbitrarily with the statement that the price reflects an appropriate price for shares of your company.  If you set the offering price at the level that you believe is appropriate for your company, please clarify how you made that determination.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Response:  Revised. In accordance with the Staff’s comments, we have revised the document to clarify how we set the offering price for the shares to be registered pursuant to the Registration Statement.  See the Amended Draft.

Dilution, page 17

16.	Please provide the disclosure required by the first sentence of Regulation S-K Item 506.

Response:  The Registration Statement includes a comparison of the shares being registered by the selling security holders under the proposed public offering and the effective cash contribution of such persons compared with the effective cash cost to officers for shares of Havaya.   Since the Registration Statement is regarding the resale of securities issued by Havaya, there is no need for an additional chart.

Selling Security Holders, page 19

17.	Please disclose in the section when the selling security holders acquired the offered shares and the amount of consideration paid for those shares.

Response:  Revised.  In accordance with the Staff’s comments, we have revised the document to disclose that the selling security holders purchased their securities from Havaya pursuant to the 2009 Private Placement offering between February and June of 2009.  See the Amended Draft.

Plan of Operation, page 22

18.
Please disclose when you began discussions with suppliers and fulfillment centers, the status of those discussions, why you have been unable to execute agreements to date, and the material hurdles that remain until you are able to obtain an agreement.  Provide us similar information regarding your “preliminary discussions” with a production company as mentioned on page 28.

Response:  Revised.  Havaya has revised the document to disclose that it entered into discussions with a private label teeth whitening manufacturer in September 2009, with a fulfillment services provider in July 2009, and with a production company regarding the production of an infomercial in December 2009.  Since the filing of the first draft of the Registration Statement, Havaya has entered into an agreement with Pacific Naturals for the supply of teeth whitening kits and the provision of fulfillment services.

19.	Please tell us the names and locations of the fulfillment centers and production companies with which you have had discussions.

Response:  We have had discussions with the following companies:

Suppliers:	Brite Impressions Teeth Whitening Company
3850 W. Desert Inn Road
Las Vegas, NV 89102

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Pacific Naturals
2049 N. Lincoln Street
Burbank CA, 91504

Fulfillment Centers:	Global Response Fulfillment
3580 Prospect Road
Ft. Lauderdale, FL 33309

Pacific Naturals
2049 N. Lincoln Street
Burbank CA, 91504

Production Company:	Chaos Films Ltd.
34 Allenby Street
Tel Aviv 63325
Israel

20.
With a view toward clarifying your statement regarding “favorable terms,” please tell us the basis for your belief that you can obtain terms that are better than the supplier would provide any other reseller.

Response:  Revised. We have revised the document to remove any discussion of favorable terms.

Sales Strategy, page 23

21.
Please disclose the key assumptions underlying your disclosure regarding your projected sales quantity, timing, and price here and on page 31.  In this regard, please tell us whether these projections have remained unchanged since you started the business and, if they have not, why you have not disclosed the inaccuracy of previous projections.  See Regulation S-K Item 10(b)(3).

Response:  Revised.  We have revised the document to remove the sales projections.  Subject to raising additional funds, Havaya anticipates commencing its marketing campaign on cable television by December 2010, and commencing sales at the end of 2010 or the beginning of 2011. After the initial advertising blitz  over a three week period, Havaya plans to be able to better target its ads to the times and viewers and cities that may be potential customers for its private label product.  Havaya intends to do this by tracking orders into the fulfillment center and comparing this data to the advertising that took place.

22.           Refer to your revenue forecast on page 25.  Please note that it is generally not appropriate to include sales or revenue projections without an appropriate measure of income.  See Regulation S-K Item 10(b)(2).  Please ensure that you present your statements regarding revenue and income/loss with equal prominence.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Response:  Revised.  Havaya has revised the document to remove its sales and revenues projections.  See the Amended Draft.

Marketing/ Advertising, page 24

23.	With a view towards disclosure, please show us how you have determined that you can conduct the marketing and advertising in this section with the $69,000 budget mentioned on page 36.

Response:  Havaya’s marketing and advertising budget has been allocated as follows:  Havaya plans to implement a three week blitz campaign, which will cost Havaya approximately $9,435, broken down as follows:  $3,330 on Lifetime Cable, $2,775 on Discovery Health, and $3,500 on the CW Network (formerly UPN).  Following the three-week campaign, Havaya will further refine its advertising.  Havaya then intends to budget up to $5,500 per month for additional cable advertising.

Results of Operations, page 26

24.
Please describe the nature of the professional fees and consulting fees mentioned on page F-4. Also describe the activity that resulted in the travel expenses mentioned on page F-4.  Ensure that your resulting disclosure clarifies how your expenses to date are reconcilable to your disclosure on page 25 under the caption “Activities to Date.”

Response: Revised.  We have revised the “Results of Operations” section of the document to disclose certain additional activities that were undertaken in the beginning of the year.  The professional fees were for fees paid by us for legal and accounting services provided to us. The travel expenses related to two business trips to the Far East by a consultant in order to evaluate potential suppliers of teeth whitening systems.  The consulting fees were for assistance in writing our business plan.  See the Amended Draft.

Liquidity and Capital Resources, page 26

25.
With a view toward clarified disclosure, please tell us about your efforts to date to obtain the financing required to perform the operations that you disclose, why those efforts have not been successful to date , and why you believe that your success in obtaining financing will change in the future.

Response:  To date, we have not attempted to raise additional capital from any third party sources.  In an effort to limit the dilution of our shareholders, we have decided to first attempt to increase the value of our company before raising additional capital from third parties.  Since the filing of the first draft of the Registration Statement we have received financing from both of our Directors.  This investment has been included in the Amended Draft.  In the event that we need interim/bridge financing, we may request that our current Directors provide us with such financing.

Overview of the Company, page 28

26.
With a view toward disclosure, please tell us who were your officers before your current  officers, the nature of your operations at that time, and how your current officers were introduced to the company.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Response: Mr. Mordechai Dovid Meir Gober was our incorporator and initial Director and Officer.  The company remained inactive until July 2008.  In July of 2009, Mr. Grober introduced Avraham Grundman to the Company.  Upon the appointment of Mr. Grundman as a Director and Officer of Havaya in July 2008, Mr. Grober resigned all positions that he held in our company. Thereafter, Mr. Grundman acted as the sole officer and Director of Havaya until a new Secretary and additional Director was appointed in November 2008.  Prior to the appointment of Mr. Grundman, Mr. Gober was an acquaintance of Grundman and they have no business relationship.

Recent Corporate Developments, page 28

27.
With a view toward disclosure, please tell us whether the suppliers with which you have had discussions have other distributors in your target markets and whether you have the a reasonable expectation of obtaining exclusive distribution rights.

Response:  We do not have a reasonable expectation of obtaining exclusive distribution rights.

The Market Opportunity, page 29

28.
It is unclear how you can unequivocally state that the tooth whitening kits you plan to market will be priced below most of your competitors when you do not have any supplier or distributor agreements in place. Please revise or advise.

Response:  Revised. Since the filing of the first draft of the Registration Statement we  have entered into a formal agreement with one supplier who will also provide us with fulfillment services.  We believe, on the basis of this agreement , that we will be able to order quantities of teeth whitening kits at prices that will enable us to resell them at prices that will be competitive with comparable products available in the market.  We have conducted market research and are familiar with the market prices for comparable kits.

29.	Regarding the market data that you disclose here and throughout your document, please tell us:
•           How you confirmed the data used in your registration statement reflects the most recent available information
•           whether all of the data is publicly available;
•           whether any data was prepared for your use in the registration statement; and
•           whether the authors of the data consented to your use of such data in the registration statement.

If you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all affiliations.

Response:  All of the market data provided by us in our disclosure is publicly available. We did not conduct any independent verification of this data. While we did not receive explicit authorization to use this information, since this information is widely available on the internet we believe that it is in the public domain and that we do not need any authorizations as long as we reference the source of the information.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Our Product, page 29

30.
We note your disclosure on pages 22 and 23 that you have commenced discussions with a supplier that can deliver privately labeled tooth whitening kits to you in a timely manner and that you have negotiated price. Please revise to disclose the name of this supplier.  Please refer to Item 101(h)(4)(v) of Regulation S-K.

Response:  Revised.  Since the filing of our first draft of the Registration Statement we have entered into a supply agreement with Pacific Naturals.  We have revised our disclosure to include the name of two potential suppliers, Brite Impressions Teeth Whitening Company and Pacific Naturals.  See the Amended Draft.

31.
We note your disclosure on page 12 that you intend to differentiate the kits you plan to market from your competitors.  Please revise your discussion of the product you plan to market to describe the nature of the intended differentiation.  From your revised disclosure, it should be clear how the product you plan to market will be different from the product that your supplier sells directly and from the product that the other distributors of your supplier’s product sell.

Response:  Revised. We have revised the document to include additional disclosure regarding how Havaya intends to differentiate the kits it plans to market from the products of competitors and of its potential suppliers.  While the products we plan to resell will be similar in content and effect to the products of some of our competitors and to the products that potential suppliers sell directly and through other distributors, we intend to retain a packaging consultant and copywriter to assist us in differentiating our product on the basis of packaging and our advertising campaign.  See the Amended Draft.    We intend to enter the market with a unique logo to supplement our slogan which is “White and Bright, your smile is right!”  In addition we plan to design an outer box cardboard box which will fit our kits.  We intend for the box to include a photo of a model with sparkling white teeth as well as our company’s logo clearly visible to differentiate us from our competition. .

32.	Please provide us support for statements regarding safety and dentist recommendation in the sentences following the list of bullet points on page 30.

Response:  Revised. We have revised the document delete the statements regarding safety and dentist recommendation.  See the Amended Draft.

Target Market, page 30

33.
We note the internet addresses included here and elsewhere in your document. Please refer to footnote 41 and the related text of Release 33-7856 (April 28, 2000) regarding your obligations when using such addresses in your document, including your obligation to file linked information.

Response:  Revised.  We have revised the document to make the internet addresses/URLs inactive and to include a statement to denote that such internet addresses/URLs are an inactive textual reference only.  See the Amended Draft.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Product Pricing, page 31

34.
Please tell us why you believe it is appropriate to disclose as “profit” an amount that does not appear to reflect costs like advertising, marketing, promotional offers, salaries for officers and other employees, the cost of complying with your reporting obligations, the cost of required capital, etc.

Response:  Revised. Havaya has revised the document to replace the word “profit” with the word “margin,” and to clarify that the chart does not include other operating costs. See the Amended Draft.

35.	Please clarify whether you will charge uniform shipping costs to your customers regardless of where they request shipment.

Response:  Revised. Havaya has revised the document to clarify that Havaya will charge uniform shipping costs for shipment throughout the continental United States, but will charge an additional $2 for shipping to Alaska and Hawaii.  See the Amended Draft.

Our Competition, page 31

36.
We note your disclosure at the top of page 33 that you include information regarding “several” products in the marketplace.  Please tell us how you determined which products to highlight and how the information is objectively representative of the marketplace.

Response:  There are many teeth whitening kits being sold that compete with Havaya’s proposed product.  Havaya attempted to list a sample of some of the better known and/or widely available products in the marketplace, as well as some lesser-known products which are value-priced.  Based on its market research, Havaya believes that the competitive products discussed are objectively representative of the teeth whitening products available in the marketplace.  We have added additional samples to add a broader spectrum sampling.

37.
Please provide us with the source material that you used to generate the chart on page 35.  Please mark the material so that it is clearly reconcilable to your chart and the text in this section.  Currently, it appears that the chart and the text are inconsistent; for example, the information regarding Britesmile on page 34 appears to differ from the information in the chart.

Response:  Revised. We have removed the chart on page 35 of the Registration Statement.  See the Amended Draft.

Competitive Advantages, page 35

38.
If you do not yet have the contracts necessary to operate your business and do not have an exclusivity arrangement with a supplier, please tell us how you determined that your disclosure regarding competitive advantages is accurate.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Response:  Revised. We have entered into an initial supply agreement for our private label kits with Pacific Naturals.   See the Amended Draft.

39.           Please reconcile the 10% disclosed here with the percentages disclosed on page 34.

Response:  Revised. We have revised the document to remove the reference to 10% in this section.  See the Amended Draft.

Expenditures, page 36

40.	Please clarify how this section reflects the amount of funds needed for compliance with your obligations under the federal securities laws.

Response:  Revised.  We have revised the document to clarify that the budgeted legal/accounting expenditures include funds needed for federal securities laws compliance. See the Amended Draft.

Sources and Availability of Products and Supplies, page 36

41.	Your disclosure indicates that you plan to possibly use more than one supplier. Please clarify whether these suppliers would provide you with the same or a different product.

Response:  Revised. We have revised the document to clarify that the intent is for the different suppliers to provide Havaya with the same basic product.  See the Amended Draft.

Existing or Probable Government Regulations, page 36

42.	Please provide us support for the exemption claimed in the penultimate paragraph of this section.

Response:  Revised. We have revised the document to clarify that the FDA has classified teeth whiteners as cosmetic products not subject to FDA regulation.  See the Amended Draft.

Description of Property, page 38

43.
Please disclose the nature of the property described in this section.  For example, is this a unit in an office building?  Is the unit or office building shared by other corporations?  Are those other corporations related to your affiliates?  Is the space sufficient for any employees?

Response:  Revised.  We have revised the document to state that the property is the residence of one of Havaya’s officers.  The space is not shared by other corporations and the space is not sufficient for any employees.  See the Amended Draft.

Future Sales, page 42

44.	Please clarify when the six-month period expires. Also tell us how you determined that the six-month period is applicable given Rule 144(c) and (d).

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Response:  Revised.  We have revised the document to state that the shares may be re-sold one year after their acquisition.  See the Amended Draft.

Certain Relationships and Related Transactions, page 43

45.	Please tell us when you filed the Form D for the transactions that you disclose were exempt from registration under the Securities Act per Regulation D.

Response:  Revised.  We have revised the document to clarify that the transactions were exempt from registration either pursuant to Section 4(2) of the Securities Act or under Regulation S, and as such no Form D was required to have been filed.  See the Amended Draft.

46.
Please tell us why you disclose a cash payment on the date mentioned in the second and third paragraphs of this section when you disclose a subscription receivable on pages F-10 and F-11.  Also tell us when that obligation was paid.

Response:  Revised.  The directors paid the subscription receivables in February 2010.  This will be clarified in the interim financials for the first quarter of 2010, which will be included in the Amended Draft.

Director Independence, page 43

47.	Please state clearly whether your directors are independent in the manner required by Regulation S-K Item 407(a).

Response:  Revised.  We have revised the document to state that Havaya’s directors are not “independent.”  See the Amended Draft.

Description of Securities, page 43

48.
Please reconcile your disclosure in the second full paragraph of page 44 concerning a showing of hands by stockholders and the entitlement of each stockholder to one vote with Section 3 of the Article IV to your bylaws.

Response:  Revised.  We have revised the second full paragraph on page 44 of the document to clarify that each stockholder is entitled to one vote on each matter submitted to a vote at a meeting of stockholders.  See the Amended Draft.

49.	Your disclosure may not be qualified by reference to statutes. Please revise the third paragraph on page 44 to remove the implication to the contrary.

Response:  Revised.  We have revised the third paragraph on page 44 of the document to remove the implication that the disclosure is qualified by reference to statutes.  See the Amended Draft.

Transfer Agent, page 44

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

50.
Please disclose whether you will hire a transfer agent prior to the offering.  With a view to disclosure please tell us whether your officers have any experience acting as a transfer agent for publicly traded securities.

Response:  Revised.  We have revised the document to state that Havaya intends to hire a transfer agent as soon as practicable following the effectiveness of its Registration Statement.  Havaya’s officers do not have any experience acting as a transfer agent for publicly traded securities.  See the Amended Draft.

There is no current market for our shares, page 46

51.
Note that Schedule A paragraph 16 of the Securities Act and Regulation S-K Item 501 require that you disclose the price at which the securities will be sold.  Given your disclosure regarding the lack of an established market for your securities, a statement that selling shareholders will sell at a price of $0.02 per shares “until a market develops” is insufficient to satisfy your disclosure obligations.  Therefore, please revise to disclose that your securities will be sold at the fixed price.  We will not object, however, if you also elect to disclose that the selling shareholders will sell at the stated fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Response:  Revised.  We have revised the document to state that the selling shareholders will sell the securities at the stated fixed price of $0.02 per share until Havaya’s shares are quoted on the OTC Bulletin Board, and thereafter the shares will be sold at prevailing market prices or privately negotiated prices.  See the Amended Draft.

Penny Stock Regulations, page 48

52.	Please tell us the authority on which you rely for the exemption for individual accredited investors that you mention in this section.

Response:  Revised.  We have revised the document to state the authority for the exemption for individual accredited investors from the imposition of additional sales practice requirements.  See the Amended Draft.

Experts, page 48

53.	You have not included an opinion in the prospectus. Please revise the last sentence of this section which states the contrary.

Response:  See the opinion of SRK Law Offices regarding the legality of the securities being registered that is included as Exhibit 5.1 to the Amended Draft.

Financial Statements

54.	Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of regulation S-X. An updated auditor’s consent should also be included with any amendment of the filing.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Response:  Revised.  See the updated auditor’s consent that is included with the Amended Draft.

Exhibit 5.1

55.	The caption mentioned in the last paragraph of this exhibit does not exist in your prospectus. Please obtain an opinion that reflects the disclosure in your prospectus.

Response:  Revised.  See the opinion of SRK Law Offices regarding the legality of the securities being registered that is included as Exhibit 5.1 to the Amended Draft.

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact at Tel: 1-800-878-5756.

Sincerely,
Avraham Grundman, President and Treasurer
Havaya Corp.

VIA EDGAR
cc:	Joseph McCann, Securities and Exchange Commission, Division of Corporation Finance - Edgar